NOTICE TO SHAREHOLDERS

SUZANO S.A.
Publicly-held Company
Tax Id No. (CNPJ/MF) No. 16.404.287/0001-55
NIRE 29.3.0001633-1

São Paulo, December 10, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby announces to its shareholders and to the general that the Company’s Board of Directors Meeting, held on December 10, 2025, approved the distribution of interim dividends by the Company in the total amount of BRL 1,380,000,000.00 (one billion three hundred and eighty million reais), at the ratio of BRL 1.11658725 per Company share, considering the number of “ex treasury” shares on December 10, 2025, declared to the balance of retained earnings ascertained in the balance sheet of the Company dated September 30, 2025. The interim dividends declared herein will be allocated to the minimum mandatory dividend for the fiscal year ended December 31, 2025.

The payment of interim dividends will be made on February 4, 2026, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 18, 2025, inclusive. The Company’s shares shall be traded “ex-dividend” as of December 19, 2025, inclusive.

The shareholders will have their credits available according to the bank domicile provided to Itaú Corretora de Valores Mobiliários S.A., institution responsible for bookkeeping the Company’s shares.

For shareholders whose registration does not contain the registration of the Individual Taxpayer Registration Number (CPF) or General Taxpayers’ Registry (CNPJ) or the indication of “Bank/Agency/Current Account”, the dividends will only be credited after the registration update and within the terms determined by Itaú Corretora de Valores Mobiliários S.A.

Regarding holders of American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment of interim dividends will be made in accordance with the procedures applicable by the depositary bank The Bank of New York Mellon. There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation on this date.

The Investor Relations team is available for any further clarification, by calling +55 (11) 3503-9330 and by email ri@suzano.com.br.

São Paulo, December 10, 2025.

Marcos Moreno Chagas Assumpção

Executive Vice-President of Finance and Investor Relations